Filed pursuant to Rule 433
Registration Statement No. 333-160871

Zion Oil & Gas Newsletter
September 11, 2009

Dear Shareholder and/or Friend of Zion...

NASDAQ - Times Square, New York
Left to right: Glen Perry (President and Chief Operating Officer), Sandra Green (Chief Financial Officer), John Brown (Zion's Founder and Chairman of the Board), Richard Rinberg (CEO), David Aboudi (Outside Counsel)

Last week, as a result of Zion's switch to the NASDAQ, our Company received good exposure to the people of New York City, including a prominent display on the NASDAQ tower in Times Square (as you can see in the photograph above).

Richard Rinberg (CEO) being interviewed at NASDAQ

Before the NASDAQ bell ringing ceremony, I was interviewed at NASDAQ in their CEO Signature Series Interview. You can view the interview at:

http://investor.shareholder.com/ceosignature/webcast.cfm?mediaid=38563&k=13E5CEE7778A7CD7E9299C8936C1FABA

In addition, this week, Zion was featured in the Wall Street Journal in an article concerning the fees paid to list shares on a U.S. stock exchange. Here is the relevant section from the article:

'Listing costs were a consideration for Zion Oil and Gas Inc. (ZN), a Dallas-based energy company that switched its shares from NYSE Euronext to Nasdaq OMX Group Inc. last week, according to Chief Executive Richard Rinberg.

"Any business in today's environment is going to look at every cost to see whether one's getting value and to see if one can save money," said Rinberg, who anticipates a higher profile for Zion at Nasdaq OMX versus its previous spot on NYSE's junior AMEX platform.'

However, the real business of Zion is the drilling operations in Israel, so here is this week's update.

Drilling Operations on the Ma'anit-Rehoboth #2 Well

In particular, three separate items have occupied our attention this past week, as follows:

(1) The Drilling - The cement plug was set in the hole, in order to 'sidetrack' the hole, i.e. drill at an angle, in order to go around any remaining junk in the hole (caused by the previous failure of a drill bit). To protect the drilling operation from further complications due to any unrecovered pieces of metal interfering with the drill bit, we gave up a few meters and then started drilling.

(2) The Geology - With the current drilling rig, we have a maximum possible well depth of 6,096 meters (20,000 feet). As our target depth is 'only' approximately 5,500 meters (approximately 18,000 feet) that looks very acceptable.

(3) Porosity / Fractures - The information received to date indicates that the Ma'anit-Rehoboth #2 well has seven zones that warrant testing. But please note that, at this point, there is no certainty that these zones will produce hydrocarbons or, even if they do, that the amounts will be commercial. It is still 'early days'.

One of the major issues for this well relates to the presence and type of 'reservoir rock'. A reservoir rock is a rock that can both store and transmit oil and/or gas. It should have porosity, that is, there should be spaces (pores) in the rock that are not occupied by solids.

The porosity values that we have seen are towards the low end of the scale, as was expected at these depths, but fractures in the rock can more than make up for the low porosity readings.

We await the results of further testing and analysis from the logging that was carried out.

Operations on the site of the proposed Elijah #3 Well

This past week we continued the site preparation work of digging the cellar, lining the reserve pit and building the concrete foundation for the heavy rig components. Almost certainly, at the appropriate time, we will be able to move from the Ma'anit-Rehoboth #2 well to the site of the Elijah #3 well in a satisfactory and smooth manner.
 (New) Rights Offering

On Wednesday, July 29, 2009, Zion filed a registration statement with the Securities and Exchange Commission (SEC) with respect to a proposed Rights Offering to its common stockholders.

The registration statement is currently under review by the SEC.

"In your good pleasure, make Zion prosper..."

Psalm 51:18

Thank you for your support of Zion

Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, timing and potential results thereof and plans contingent thereon and rights offering are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE
Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466 ).

Contact Information

More information about Zion is available at www.zionoil.com or by contacting Kim Kaylor at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610; email: dallas@zionoil.com